

SECURITIES ... ON

07001733

Rec'd 5/15/07

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8-30977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Securities Northwest Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison & Liebenwager PC

(Name – *if individual, state last, first, middle name*)

PROCESSED OCT 09 2007 THOMSON FINANCIAL

(Address) (City) (State) (Zip Code)



SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 15 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Kt 10/5

FIRST SECURITIES NORTHWEST, INC.
STATEMENTS OF FINANCIAL CONDITION

	At December 31 2006	2005
ASSETS		
Cash	$ 62,596	$ 16,600
Receivables from broker dealers	42,723	13,381
Receivables, inventory positions at clearing corporation	147,440	236,054
Deposits with clearing organizations	269,044	235,887
Furniture, equipment at cost - net of accumulated depreciation of $46,909 and $75,025 respectively	1,283	1,996
Prepaid expenses	9,829	8,910
Deferred tax benefit	830	13,525
Investments (at cost)	0	20,104
TOTAL ASSETS	$533,745	$546,457
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued liabilities	$ 5,190	$ 1,582
Payables, inventory positions at clearing corporation	147,440	236,054
TOTAL LIABILITIES	152,630	237,636
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized and issued	11,500	11,500
Additional paid-in capital	379,280	379,280
Retained earnings	(9,665)	(81,959)
Total stockholder's equity	381,115	308,821
	$533,745	$546,457

See accompanying notes and accountants' audit report.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Morrison & Liebswager, P.C.
Certified Public Accountants

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Bruce J. Morrison *Duane G. Liebswager*

Report of Independent Certified Public Accountants on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
FIRST SECURITIES NORTHWEST, INC.

We have audited the financial statements of First Securities Northwest, Inc. for the years ended December 31, 2006 and 2005 and have issued our report dated February 9, 2007.

Our audit was made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison & Liebswager, P.C.
Morrison & Liebswager, P.C.
Certified Public Accountants

February 9, 2007

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

FIRST SECURITIES NORTHWEST, INC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2006 and 2005

	2006	2005
Stockholders' equity from statement of financial condition	$381,115	$308,821
Deduct equity not allowable for net capital	0	0
Stockholders' equity qualified for net capital	381,115	308,821
Deductions and/or charges		
Non-allowable assets:		
Furniture and equipment	(1,283)	(1,996)
Prepaid expenses & deferred tax benefit	(10,659)	(22,435)
Investments	0	(20,104)
Net Capital before haircuts	369,173	264,286
Haircut on other securities	(38,694)	(66,852)
Net Capital	$330,479	$197,434
Computation of net capital requirement		
Minimum net capital required	$ 10,175	$ 15,842
Minimum dollar net capital requirement	$100,000	$100,000
Excess net capital	$230,479	$ 97,434
Excess net capital at 1000%	$315,216	$173,670
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued liabilities	$152,630	$237,636
Total aggregate indebtedness	$152,630	$237,636
Ratio: Aggregate indebtedness to net capital	.462 to 1.	1.204 to 1.

FIRST SECURITIES NORTHWEST, INC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended December 31, 2006 and 2005

	2006	2005
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$330,481	$197,436
Adjustments		
Effect on net income for adjustments		
Rounding	(2)	(2)
Net capital at December 31, as adjusted	$330,479	$197,434
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$152,629	$237,635
Rounding	1	1
Total aggregate indebtedness as of December 31, as adjusted	$152,630	$237,636

END